UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________  to  ____________

Commission file number: 0-6233

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

1st SOURCE CORPORATION EMPLOYEE STOCK OWNERSHIP AND PROFIT SHARING PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

1st Source Corporation
100 N. Michigan Street
South Bend, Indiana 46601

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2020 and 2019, and the Year Ended December 31, 2020

Report of Independent Registered Public Accounting Firm

Plan Administrator, Plan Participants, Retirement Committee, Audit Committee and Board of Directors
1st Source Corporation Employee Stock Ownership and Profit Sharing Plan
South Bend, Indiana
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan (Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ BKD, LLP
We have served as the Plan’s auditor since 2015
Fort Wayne, Indiana
June 21, 2021

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan
Statements of Net Assets Available for Benefits

	December 31
	2020	2019
Assets
Noninterest-bearing cash	$238,388	$—

Investments at fair value:
Money market funds	12,708,245	12,351,881
Mutual funds	171,355,053	155,346,687
1st Source Corporation common stock	33,245,848	44,208,401
Total investments at fair value	217,309,146	211,906,969

Receivables:
Accrued interest and dividends	2,043	16,260
Notes receivable from participants	878,862	1,004,989
Employer contributions	5,982,221	5,422,681
Total receivables	6,863,126	6,443,930

Total assets	224,410,660	218,350,899

Liabilities
Excess contributions payable	—	4,230
Trade payables	19,852	27,196
Total liabilities	19,852	31,426

Net assets available for benefits	$224,390,808	$218,319,473
See accompanying notes to the financial statements.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2020

Additions
Investment income:
Net appreciation in fair value of investments	$9,709,013
Interest and dividends	3,183,225
12,892,238

Interest income on notes receivable from participants	55,650

Contributions:
Employer – cash	5,267,491
Employer – noncash	714,730
Participants	6,243,983
Rollover	1,215,881
13,442,085

Total	26,389,973

Deductions
Benefits paid to participants	20,177,550
Administrative expenses	141,088
Total deductions	20,318,638

Net increase in net assets available for benefits	6,071,335

Net assets available for benefits:
Beginning of year	218,319,473
End of year	$224,390,808
See accompanying notes to the financial statements.

Notes to Financial Statements
Note 1.    Description of the Plan
The following description of the 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan (the Plan) provides general information about the Plan’s provisions. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions, copies of which may be obtained from the plan sponsor.
General
The Plan is a defined contribution plan offered to all employees of 1st Source Corporation (1st Source) and its subsidiaries who have at least 90 consecutive days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Executive Compensation and Human Resources Committee is responsible for the general administration of the Plan. 1st Source Corporation Retirement Plan Committee is the Plan Administrator. 1st Source Bank is the trustee of the Plan. Swerdlin & Company is the record-keeper of the Plan.
Eligible participants are automatically enrolled in the Plan once they have completed 90 consecutive days of service unless they affirmatively decline to participate. The Plan has an automatic pre-tax deferral of 6% of compensation if a participant does not elect a different compensation deferral percentage.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act, (the “CARES Act”), was passed by Congress. The CARES Act contains several provisions that temporarily impact 401(k) plans. The plan administrator has elected to allow coronavirus-related distributions, coronavirus loans, and the waiver of required minimum distributions. Written amendments to the Plan to reflect these operational changes will be adopted at a later date in accordance with applicable law and IRS guidance.
Contributions
Participants are permitted to defer, through salary deduction, up to 100% of their annual eligible compensation, up to $19,500 in 2020 and $19,000 in 2019, as defined by Internal Revenue Service (IRS) limits. In addition, participants age 50 or older may elect to defer up to an additional $6,500, called catch-up contributions. The Plan permits participant after-tax Roth contributions and catch-up Roth contributions subject to the same IRS limits described above. Participants direct their contributions into various investment options offered by the Plan. The Plan currently offers 16 different fund options, one of which is 1st Source common stock.
The Plan provides for the following 1st Source contributions:
Matching Contribution — contribution is discretionary. The first 4% of a participant’s eligible compensation contributed to the Plan is matched 100%, and the next 2% of a participant’s eligible compensation contributed to the Plan is matched 50%.
Fixed Profit Sharing Contribution — an eligible participant will receive 2% of their eligible annual compensation.
Discretionary Profit Sharing Contribution — 1% of 1st Source’s net profit is awarded to eligible participants and determined annually by the Board of Directors.
Regular Contribution — contribution is discretionary and determined annually by the Board of Directors.
All 1st Source contributions may be made in either cash or shares of 1st Source common stock. Cash contributions are invested in a diversified portfolio of funds as directed by the 1st Source Corporation Retirement Plan Committee.
Participant Accounts
The Plan provides participants with an Employee Stock Ownership Plan (ESOP) account and a 401(k) account. The ESOP account is made up of participant and 1st Source contributions invested in 1st Source common stock and cash not yet invested in common stock. The 401(k) account consists of participant and 1st Source contributions not invested in 1st Source common stock, including amounts previously included in the ESOP account that a participant elected to diversify. Participants may elect to have dividends paid on the 1st Source common stock held in their ESOP account either in cash or remain in the Plan and be reinvested in additional shares of 1st Source common stock.

Each participant’s account is credited with the participant’s contribution and an allocation of (a) 1st Source’s contribution and (b) the Plan’s earnings. Allocations are based on participant compensation, deferred percentage and account balances, as defined. A participant is entitled to the benefit that can be provided from the participant’s vested account balance.
Vesting
Vesting of the 1st Source Employer Contributions, including match, fixed profit sharing, discretionary profit sharing, and regular contributions, is based on years of credited service. A credited year of service is at least 1,000 hours worked in a 12-month period. A participant is 10%, 20%, 40%, 60%, or 100% vested after completing one, two, three, four, or five or more years of credited service, respectively. A participant can also become 100% vested upon reaching early retirement age, normal retirement age, death or disability.
Forfeitures
Upon termination of employment, participants with less than five years of credited service will forfeit their non-vested balances. Forfeitures of non-vested terminated participants’ accounts are used to pay plan expenses and/or offset employer contributions. Unallocated forfeitures amounted to $267,188 and $287,815 as of December 31, 2020 and 2019, respectively. Forfeitures of $141,088 were used to pay Plan expenses for 2020.
Notes Receivable from Participants
Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant’s vested balance from his or her 401(k) account or $50,000. The loans are collateralized by the participant’s vested account balance and bear interest at fixed rates of 2% above 1st Source Bank’s (a wholly owned subsidiary of 1st Source) prime rate. The loans are repayable over five years except for loans used to acquire or construct a participant’s principal residence, in which case the repayment term may exceed five years but no more than fifteen years.
Payment of Benefits
On termination of service, a participant generally receives a lump-sum amount equal to the value of his or her vested account balance.
As a result of the Economic Growth and Tax Relief Reconciliation Act of 2001, contributions by employees and the employer were closed to the Money Purchase Account and benefits became and remain subject to joint survivor and annuity requirements.
Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS, and a participant must exhaust all available loan options prior to requesting a hardship withdrawal.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or 1st Source, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include record-keeping fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate.
Plan Termination
Although it has not expressed any intention to do so, 1st Source has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.
Note 2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The financial statements of the Plan are prepared in conformity with United States generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect amounts in the financial statements, accompanying notes, and supplemental schedule. Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.
Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a terminated participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the terminated participant’s vested balance is reduced and a benefit payment is recorded.
Excess Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. There were no excess contributions for the 2020 Plan year.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.
U.S. GAAP establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used in the measurement are observable or unobservable. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect estimates about market data. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market data.
The hierarchy established gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Plan’s investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement.
The three levels of the fair value hierarchy and its applicability to the Plan’s investments are described below:
•Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 - Quoted prices for similar assets or liabilities or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to the security.
•Level 3 - Pricing inputs are unobservable for the asset or liability. That is, inputs that reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes private portfolio investments that are supported by little or no market activity.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Note 3.    Nonparticipant-Directed Investments
Nonparticipant-directed investments are put into participants’ accounts by the employer (matching contribution, fixed profit sharing contribution, and discretionary profit sharing contribution). Employees do not get to select or direct into which funds or investments the employer contributions are deposited.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2020	2019
Net assets
1st Source Corporation common stock	$1	$619
Mutual funds	61,622,378	54,077,015
Money market funds	6	6
Total net assets - nonparticipant-directed investments	$61,622,385	$54,077,640

Year Ended December 31, 2020
Changes in net assets
Interest and dividends	$2,421,594
Employer contributions	4,808,394
Net appreciation in fair value of investments	5,619,106
Benefits paid to participants	(5,304,349)
Total changes in net assets - nonparticipant-directed investments	$7,544,745
Note 4.    Fair Value Measurements
Securities traded on a national securities exchange, securities traded in the over-the-counter market, and listed securities are valued on a daily basis at the last reported closing price. The fair value of mutual funds is stated at the net asset value (NAV) as reported by the funds on the last business day of the plan year.
Participant-directed redemptions have no restrictions. The fair value of these funds has been estimated based on the fair value of the underlying investments as reported by the issuer of the funds.
The following table summarizes the Plan’s investments that are measured at fair value by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

1st Source Corporation common stock	$33,245,848	$—	$—	$33,245,848
Mutual funds	171,355,053	—	—	171,355,053
Money market funds	12,708,245	—	—	12,708,245
Balance at December 31, 2020	$217,309,146	—	—	$217,309,146

1st Source Corporation common stock	$44,208,401	$—	$—	$44,208,401
Mutual funds	155,346,687	—	—	155,346,687
Money market funds	12,351,881	—	—	12,351,881
Balance at December 31, 2019	$211,906,969	—	—	$211,906,969

No transfers between levels occurred during 2020 or 2019.

Note 5.    Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2020	2019
Net assets available for benefits per the financial statements	$224,390,808	$218,319,473
Less: Amounts allocated to withdrawing participants	—	—
Net assets available for benefits per the Form 5500	$224,390,808	$218,319,473
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2020 to the Form 5500:

Benefits paid to participants per the financial statements	$20,177,551
Add: Amounts allocated to withdrawing participants at December 31, 2020	—
Less: Amounts allocated to withdrawing participants at December 31, 2019	—
Benefits paid to participants per the Form 5500	$20,177,551
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not paid as of that date.
Note 6.    Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
During 2020, the COVID-19 pandemic resulted in worldwide government restrictions on the movement of people, goods, and services resulting in an economic downturn. During this economic downturn, the fair value of investments and the related net assets available for benefits decreased. The full impact of the pandemic continues to evolve as of the date of this report, and likewise, the full impact of the pandemic on the net assets available for benefits and the changes in the net assets available for benefits is uncertain and difficult to predict.
Note 7.    Related-Party Transactions
The Plan held units of a common/collective trust fund managed by 1st Source Bank, the trustee of the Plan, until November 25, 2019. The Plan also invests in the common stock of 1st Source. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2020, the Plan received $947,141 in common stock cash dividends from 1st Source.
Note 8.    Tax Status
The Plan has received a determination letter from the IRS dated May 2, 2014, stating that the Plan is qualified under Section 4975(e)(7) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes that the Plan, including amendments made subsequent to receiving the determination letter, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Supplemental Schedule

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

EIN: 35-1068133	Plan Number: 003
December 31, 2020

	Identity of Issuer, Borrower, Lessor,	Description of			Current
	or Similar Party	Investment		Cost	Value

	Common stock
*	1st Source Corporation	824,959	shares	$20,815,089	$33,245,848

	Mutual funds
	Vanguard 500 Index Fund	115,227	shares	23,026,463	39,934,264
	Dodge & Cox Income Fund	1,976,496	shares	26,893,528	28,955,676
	Boston Partners All Cap Value Instl Fund	945,220	shares	19,953,530	26,503,982
	Fidelity Contrafund	1,452,718	shares	15,747,627	24,347,559
	Vanguard Wellington Admiral Fund	224,325	shares	15,289,435	17,183,330
	MFS International Growth Fund	393,571	shares	13,452,707	16,774,002
	Vanguard Strategic Small-Gap Growth Fund	265,822	shares	8,036,455	9,394,177
	T. Rowe Price Mid-Cap Growth Fund	60,900	shares	5,346,014	6,892,728
	Lord Abbet Short Duration Income Fund	209,007	shares	864,590	879,923
	American 2030 Target Date Retire Fund	13,797	shares	225,691	232,634
	American 2020 Target Date Retire Fund	7,813	shares	108,555	107,821
	American 2050 Target Date Retire Fund	3,045	shares	55,402	57,277
	American 2060 Target Date Retire Fund	3,309	shares	49,456	52,391
	American 2040 Target Date Retire Fund	2,105	shares	37,649	39,289
				129,087,102	171,355,053
	Money market funds:
	Federated Hermes Government Obligations Fund	12,708,245	shares	12,708,245	12,708,245

*	Loans to participants	Varying maturity dates through 2035 with interest rates ranging from 5.25% to 7.50%.		—	878,862
				$162,610,436	$218,188,008

*	Indicates party-in-interest to the Plan.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

1st SOURCE CORPORATION EMPLOYEE STOCK OWNERSHIP AND PROFIT SHARING PLAN

By the Plan Administrator 1st Source Corporation

DATE	June 21, 2021	/s/ DAN H. LIFFERTH
Dan H. Lifferth, Senior Vice President